UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 29 March 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X          Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HARMONY ANALYSTS PRESENTATIONS IN PNG
Harmony Gold Mining Company Limited will be hosting
analysts from Tuesday 29 March 2011 to Thursday 31 March
2011, at its Papua New Guinea (PNG) operations.
Presentations will be delivered during this visit in
which the management of the Morobe Mining Joint venture
management, the 50:50 Joint venture of Harmony and
Newcrest Mining Ltd, will share their insight into the
PNG operations and projects.
The presentations will be available on the company’s
website at www.harmony.co.za at 08:30 am SA time today.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
on +27(0)82 888 1242
marian@harmony.co.za
or

Henrika Basterfield
Investor Relations Officer
on +27(0)82 759 1775
henrika@harmony.co.za

29 March 2011

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 29, 2011
Harmony Gold Mining Company Limited
By: /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director